FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number:  001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

926 W. Sprague Avenue, Suite 200
Spokane, Washington 99201
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Filed with this Form 6-K are the following, which are incorporated herein by reference:

99.1  Press Release
March 16, 2006
GOLD RESERVE ANNOUNCES RECEIPT OF PERMIT TO IMPACT NATURAL RESOURCES FOR THE AGGREGATE QUARRY FOR THE BRISAS PROJECT

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com . Gold Reserve expressly disclaims any intention or obligation to update or revise any forward looking statement whether as a result of new information, events or otherwise.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gold Reserve Inc.
(Registrant)


Date: March 20, 2006
By:   s/ Robert A. McGuinness
Name:    Robert A. McGuinness
Title:   Vice President - Finance & CFO

EXHIBIT INDEX

99.1  Press Release

GOLD RESERVE ANNOUNCES RECEIPT OF PERMIT TO IMPACT NATURAL RESOURCES FOR THE AGGREGATE QUARRY FOR THE BRISAS PROJECT

March 16, 2006                    NR 06-03

Gold Reserve Inc. (TSX: GRZ - AMEX:GRZ) reported today that the Ministry of the Environment and Natural Resources ("MARN") in Venezuela has issued to the Company the "Permit to Impact Natural Resources" for the quarry on the Barbarita property which would provide aggregate for the Company's adjacent Brisas project.

Gold Reserve announced previously that it had been granted the rights to explore and develop a quarry on the Barbarita property for its Brisas project by the Mining Institute (IAMIB) of Bolivar State, Venezuela. Aggregate is required for the construction and operating phase of the Brisas project which is currently expected to produce an average of 486,000 ounces of gold and 63 million pounds of copper annually . The Barbarita concession is located approximately 5 kilometers from the Brisas project site and near the planned mill site.

Doug Belanger, President of Gold Reserve stated, "MARN's granting of the Permit to Impact Natural Resources for the Barbarita aggregate quarry that would service the Brisas project is an important element for the development of the Brisas mine."

Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela. Construction of the Brisas project is expected to commence upon the issuance of the construction permit by the Ministry of Environment and Natural Resources and securing sufficient debt and equity funding.

Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risk factors that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. These are discussed in greater detail in Gold Reserve's filings with the U.S. Securities and Exchange Commission at www.sec.gov and the Annual Information Form and other reports filed with Canadian provincial securities commissions at www.sedar.com. Gold Reserve expressly disclaims any intention or obligation to update or revise any forward-looking statement whether as a result of new information, events or otherwise.

FOR FURTHER INFORMATION:
Internet - www.goldreserveinc.com
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634